

07005135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45633

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solaris Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 South Rosemary Avenue, Suite 203
(No. and Street)

West Palm Beach, FL 33401
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Cox 561-653-8245
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Giovanniello, Raymond
(Name – *if individual, state last, first, middle name*)

100 Merrick Road, Suite 206W Rockville Centre, NY 11570
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Cox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solaris Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


KEITH FIFE
MY COMMISSION EXPIRES
January 19, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOLARIS SECURITIES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

SOLARIS SECURITIES, INC.

TABLE OF CONTENTS

RAYMOND GIOVANNIELLO, CPA
Certified Public Accountant

100 Merrick Road, Suite 206 West, Rockville Centre, NY 11570
516-887-8414 Fax 887-0574

Board of Directors
Solaris Securities, Inc.

We have audited the accompanying statement of financial condition of Solaris Securities, Inc. as of December 31, 2006 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Solaris Securities, Inc. as of December 31, 2006 and the results of it's operations and it's cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America..

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



RAYMOND GIOVANNIELLO, CPA
Rockville Centre, New York 11570
March 17, 2007

SOLARIS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash (Note 2)	$8,421
Deposits with clearing organizations	29,989
Receivable from broker-dealer and clearing organizations	9,158
Due from clearing firm	31,725
Security deposit	4,769
Furniture and equipment at cost, less accumulated depreciation of $30,787 (Note 2)	774
Total assets	$84,836
COMMITMENTS AND CONTINGENT LIABILITIES (Note 3)	
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$57,319
Stockholders' equity:	
Common stock, no par value, 13,800 shares issued and 100,000 authorized shares outstanding.	108,000
Paid in capital	216,948
Retained deficit	(297,431)
Total stockholders' equity	27,517
Total liabilities and stockholders' equity	$84,836

The accompanying notes are an integral part of these financial statements

SOLARIS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions	$908,060
Interest	3,954
Rent income	29,685
Administrative	28,946
Total revenues	970,645
Expenses:	
Commissions, execution and clearing costs	701,393
Communications and data processing	20,353
Occupancy	63,786
Other expenses	266,880
Total expenses	1,052,412
Net loss	($81,767)

The accompanying notes are an integral part of these financial statements

SOLARIS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Paid in Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2006	$108,000	$216,948	($215,664)	$109,284
Capital contributions				0
Capital withdrawals				0
Net loss			(81,767)	(81,767)
Balance, December 31, 2006	$108,000	$216,948	($297,431)	$27,517

The accompanying notes are an integral part of these financial statements

SOLARIS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($81,767)
Adjustment to reconcile net income to cash provided by operating activities:	
Depreciation	5,690
(Increase) decrease in assets:	
Deposit - clearing broker	8,840
Receivable from broker-dealer and clearing organizations	123,888
Due from clearing firm	(31,725)
Warrants owned	3,300
Increase (decrease) in liabilities	
Accounts payable	47,427
Payable to broker-dealers and clearing organizations	(106,393)
Net cash used by operating activities	(30,740)
NET DECREASE IN CASH	(30,740)
CASH, January 1, 2006 (Note 2)	39,161
CASH, December 31, 2006 (Note 2)	$8,421

The accompanying notes are an integral part of these financial statements

SOLARIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. **Nature of Business**

Solaris Securities, Inc. (the "Company") was incorporated in the State of Washington on March 26, 1993. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). On April 24, 2002, the Company's name Sound Investment Services, Inc. was amended with the State of Washington to Solaris Securities, Inc.

The Company claims an exemption from SEC Rule 15c3-3 based on Section (k) (2) (ii) that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing broker is Penson Financial Services, Inc.

2. **Summary of Significant Accounting Policies**

Basis of presentation - The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory.

Revenue recognition – Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Income taxes – The Company has elected to be taxed as an "S" Corporation under the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of a subchapter S corporation are taxed on their proportionate share of the Company's income taxes

Depreciation – Depreciation is provided on a straight line basis using estimated useful lives of three to seven years.

Estimates – The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Statement of cash flows – For purposes of the Statement of Cash Flows, The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

3. **Commitment and Contingent Liabilities**

The Company has an operating lease in West Palm Beach, Florida that expires in 2008. Monthly rentals are $2,504 for the current year, with yearly cost of living adjustment. In October 2005, the Company sublet its space on a month to month basis at $2,504 rent per month.

The Company also leases office space in San Antonio, Texas that expires in 2009.

For the year ended December 31, 2006 the total annual rent for the Company's facilities was $ 63,786.

Future commitments under all leases are as follows:

2007	$ 62,647
2008	39,364
2009	20,985

4 **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net Capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $21,974 which was $16,242 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.61 to 1.

SOLARIS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Net capital	
Total stockholders' equity	$27,517
Less non-allowable assets:	
Security deposit	4,769
Furniture, equipment and leasehold improvements	774
Total non-allowable assets	5,543
Net capital	$21,974
Aggregate indebtedness:	
Accounts payable and accrued expenses	$57,319
Total aggregate indebtedness	$57,319
Computation of basic net capital requirement:	
Minimum net capital required	$5,000
Excess net capital at 1000% percent	$16,242
Ratio: aggregate indebtedness to net capital	2.6 to 1
Reconciliation with compnay's computation (included in part IIA of form X-17A-5(a) as of December 31, 2006):	
Net capital, as reported in Company's Part II(unaudited) FOCUS report	$81,573
Audit adjustments assets-increase(decrease):	
Receivable from broker-dealer and clearing organizations	(4,080)
Audit adjustments liabilities-(increase)decrease:	
Accounts payable and accrued expenses	(55,519)
Net capital per above	$21,974

The accompanying notes are an integral part of these financial statements

RAYMOND GIOVANNIELLO, CPA
Certified Public Accountant

100 Merrick Road, Suite 206 West, Rockville Centre, NY 11570
516-887-8414 Fax 887-0574

Board of Directors
Solaris Securities, Inc.

Gentlemen:

In planning and performing our audit of the financial statements of Solaris Securities, Inc. for the year ended December 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17 a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, procedures and practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets

for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in a normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

RAYMOND GIOVANNIELLO CPA
Rockville Centre, NY
March 17, 2007

END